

February 2, 2015

Via E-mail
Christopher Sabec
Chief Executive Officer
Rightscorp, Inc.
3100 Donald Douglas Loop North
Santa Monica, CA 90405

  Re: Rightscorp, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed January 14, 2015
     File No. 333-199991
     Form 8-K Filed December 12, 2014
     File No. 000-55097

Dear Mr. Sabec:

  We have reviewed your amended registration statement and Form 8-K, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Where we refer to prior comments we are referring to our letter dated December 4, 2014.

Form S-1

General

1. We note the materials provided in response to prior comment 1. As previously requested, please tell us whether any of the third-party reports cited in the registration statement were prepared for you. Additionally, please provide us with a copy of the NetNames report.

Sales and Marketing, page 20

2. You state that you "are in discussions with multiple industry-wide trade groups in the music and eBook space." Rather than providing a vague and generalized discussion with regard to having contacts with certain groups, revise to discuss with further specificity the

nature and extent of such contacts. Such information appears necessary for prospective investors to be able to evaluate the significance of such contacts to your business.

Risk Factors

A significant portion of our revenue is dependent upon a small number …," page 7

3.   In your response to prior comment 8, you state that you filed a standard form of agreement and intend to seek confidential treatment for certain redacted portions of the agreement. Please file the executed contracts with BMG Rights Management and Warner Brothers, or provide your analysis for why you are not required to file each such agreement in executed form. Comments related to your request for confidential treatment for portions of the agreement(s) will be conveyed separately.

Business

Intellectual Property, page 21

4.   Expand the narrative accompanying your tabular disclosure to briefly explain the differences between the status of your patents, and the resulting implications for your business.

Form 8-K

Exhibit 99.1

5.   In your Form 8-K filed on December 12, 2014, you present quarterly and annual revenue growth information without providing corresponding net income/loss information. Corresponding profitability information would appear necessary for investors to evaluate your financial results. Please confirm that you will balance disclosure of revenues with net income/loss information in future filings.

6.   Your Form 8-K also quantifies your annual revenue potential based on the number of ISP contacts. In particular, you quantify revenue potentials based on 150+ and 1800 ISPs. Please tell us how you selected the ISP numbers and how you calculated the related revenue potential for the selected scenarios. As you know, you must have a reasonable basis for assertions made in your filing.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

You may contact Juan Migone, Staff Accountant at (202) 551- 3312, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Adviser

cc: <u>Via E-mail</u>
        Henry Nisser, Esq.
        Sichenzia Ross Ference Friedman LLP